
July 2, 2025
Vancouver, British Columbia

Wheaton Precious Metals Announces Return of $1 Million Future of Mining Challenge to Foster Innovation in the Mining Industry

Vancouver, British Columbia – Building on the success of its inaugural year, Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce the return of its Future of Mining Challenge and invites ventures from around the world to propose industry solutions aimed at improving operational efficiencies and minimizing environmental impacts.

"Constant innovation is essential to responsibly meet the growing global demand for minerals and metals, and it is the driving force behind Wheaton's Future of Mining Challenge," said Randy Smallwood, President and CEO of Wheaton Precious Metals. "As a partner to some of the world's leading mining companies, Wheaton is uniquely positioned to support the industry as it advances the delivery of essential commodities and materials in a more sustainable manner."

For the 2025/26 challenge, Wheaton will award US$1 million to a cleantech venture with innovative technology that seeks to advance sustainable water management in the mining industry.

"The goal of Wheaton's Future of Mining Challenge is to help unlock and support new technologies," said Patrick Drouin, Chief Sustainability Officer of Wheaton Precious Metals. "Our hope is that the award will help to advance the challenge winner's technology closer to commercialization."

Wheaton invites cleantech innovators worldwide to participate in its Future of Mining Challenge and will accept expressions of interest until the end of day on Friday, August 29, 2025. Once all expressions of interest have been received and reviewed, Wheaton will invite select ventures to submit a full application in September 2025.

This year, Wheaton is collaborating with the University of British Columbia's Sauder School of Business, working closely with a team that brings deep expertise in venture building and early-stage innovation support.

The winner of the 2025/2026 Future of Mining Challenge will be announced in March 2026 during the PDAC Convention in Toronto, the largest mining conference in the world.

For more information about Wheaton's Future of Mining Challenge and how to submit an expression of interest, visit www.futureofmining.ca.

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company, providing shareholders with access to a high-quality portfolio of low-cost, long-life mines around the world. Through strategic streaming agreements, Wheaton partners with mining companies to secure a portion of their future precious metals production. Committed to responsible mining practices, Wheaton employs industry-leading due diligence practices with a goal of unlocking long-term value for shareholders while supporting the broader mining industry to deliver the commodities society needs through access to capital. Wheaton's shares are listed on the Toronto Stock Exchange, New York Stock Exchange and London Stock Exchange under the symbol WPM. Learn more about Wheaton Precious Metals at www.wheatonpm.com or follow us on social media.

For further information:

Media Contact
Simona Antolak
Vice President, Communications & Corporate Affairs
Tel: 604-639-9870
Email: Simona.Antolak@wheatonpm.com

Investor Contact
Emma Murray
Vice President, Investor Relations
Tel: 1-844-288-9878
Email: info@wheatonpm.com

Cautionary Note Regarding Forward Looking-Statements
This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to innovative mining technology, the potential success of that technology, and its ability to be commercialized, ESG and climate change strategy, targets and commitments and climate scenario analysis by Wheaton and at mineral stream interests currently owned by Wheaton (the "Mining Operations"). Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including (without limitation) risks relates to the ability to identify innovative mining technology, the potential success of that technology and the ability to commercialize that technology, risks related to the ability to achieve ESG and climate change strategy, targets and commitments at both Wheaton and the Mining Operations and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form for the year ended December 31, 2024 and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2024, both available on SEDAR+ and in Wheaton's Form 6-K filed March 13, 2025, all available on EDGAR. Forward-looking statements are based on assumptions management

currently believes to be reasonable, including (without limitation) that Wheaton will be able to identify innovative mining technology, ESG and climate change strategy, targets and commitments at both Wheaton and the Mining Operations will be achieved, there will be no material adverse change in the market price of commodities, that estimations of future production from the Mining Operations and mineral reserves and resources are accurate, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements, and that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010) and possible domestic audits for taxation years subsequent to 2017 and international audits.